Exhibit A

Husky Energy Announces 2014 Second Quarter Dividend

Calgary, Alberta (July 24, 2014) – The Board of Directors of Husky Energy has declared a quarterly dividend of $0.30 (Canadian) per share on its common shares for the three-month period ended June 30, 2014. The dividend will be payable on October 1, 2014 to shareholders of record at the close of business on August 28, 2014.

A regular quarterly dividend payment on the 4.45 percent Cumulative Redeemable Preferred Shares, Series 1 (the “Series 1 Preferred Shares”) will be paid for the period July 1, 2014 to September 30, 2014. The dividend of $0.27813 per Series 1 Preferred Share will be payable on September 30, 2014 to holders of record at the close of business on August 28, 2014.

For those shareholders of the common shares who have not already done so and would like to accept to receive dividends in the form of common shares, they should inform Husky’s transfer agent, Computershare, via written notice in prescribed form on or before August 20, 2014. A link to an electronic copy of the Stock Dividend Confirmation Notice is available at www.investorcentre.com/husky

Husky Energy is one of Canada’s largest integrated energy companies. It is headquartered in Calgary, Alberta, Canada and is publicly traded on the Toronto Stock Exchange under the symbol HSE and HSE.PR.A. More information is available at www.huskyenergy.com

For further information, please contact:

Investor Inquiries:	Media Inquiries:

Dan Cuthbertson Manager, Investor Relations Husky Energy Inc. 403-523-2395	Mel Duvall Manager, Media & Issues Husky Energy Inc. 403-513-7602